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4/1/2002

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02007155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 27 2002

SEC FILE NUMBER
8-37193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Friedman, Luzzatto & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14755 Preston Road, Suite 424
(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

Arf 4/1/2002

OATH OR AFFIRMATION

I, Laura L. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Luzzatto & Co., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BARBARA CARLSON
Notary Public, State of Texas
My Commission Expires
December 03, 2004

Signature

Exec. VP
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FRIEDMAN, LUZZATTO & CO.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

FRIEDMAN, LUZZATTO & CO.

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 – 9
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital under Net Capital Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		15 – 16



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Friedman, Luzzatto & Co.

We have audited the accompanying statement of financial condition of Friedman, Luzzatto & Co., as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Friedman, Luzzatto & Co. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 14, 2001

FRIEDMAN, LUZZATTO & CO.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 472,788
Securities and other negotiable assets	1,015,382
Receivable from broker-dealers	13,744
Clearing deposit	25,000
Property and equipment, net of allowance for depreciation of $21,220	3,071
Other assets	3,300
	$ 1,533,285

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Due to broker and dealer	$ 1,001,819
Accounts payable	57,142
Accrued expenses	1,351
Income taxes payable	5,200
	1,065,512
Stockholders' equity:	
Preferred stock, Series A, 1,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding	10
Preferred stock, Series B, 233 shares authorized, $0.01 par value, 233 shares issued and outstanding	2
Common stock, 1,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	154,008
Retained earnings	312,753
Total stockholders' equity	467,773
	$ 1,533,285

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.

Statement of Income

For the Year Ended December 31, 2001

Revenues:	
Placement fee and advisory fee income	$ 2,084,123
Interest income	14,210
Other income	670
	2,099,003
Expenses:	
Direct transaction expense and fees	6,153
Salaries and commissions	403,071
Administrative expenses	345,000
Clearance paid to other brokers	6,767
Regulatory fees and expenses	62,090
Expense reimbursement	950,000
Other operating expenses	15,488
	1,788,569
Net income before income taxes	310,434
Income tax expense	63,918
Net income	$ 246,516

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 12	$ 1,000	$ 144,008	$ 66,237	$ 211,257
Capital contribution	--	--	10,000	--	10,000
Net income	--	--	--	246,516	246,516
Balance at December 31, 2001	$ 12	$ 1,000	$ 154,008	$ 312,753	$ 467,773

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2001

Balance at January 1, 2001	$ --
Increases	--
Decreases	--
Balance at December 31, 2001	$ --

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 246,516
Adjustments to reconcile net income to net cash provided (used) by operating activities	
Depreciation	879
(Increase) decrease in receivable from broker-dealers	(375)
(Increase) decrease in prepaid expenses	10,000
(Increase) decrease in securities and other negotiable assets	(1,015,382)
(Increase) decrease in receivable from the Internal Revenue Service	38,515
Increase (decrease) in accounts payable	47,251
Increase (decrease) in due to broker and dealer	1,001,819
Increase (decrease) in income taxes payable	5,200
Increase (decrease) in payroll and payroll taxes	(3,691)
Total adjustments	84,216
Net cash provided (used) by operating activities	330,732
Cash flows from investing activities:	--
Cash flows from financing activities:	
Capital contributed	10,000
Net cash provided (used) by financing activities	10,000
Net increase (decrease) in cash and cash equivalents	340,732
Cash and cash equivalents at beginning of year	132,056
Cash and cash equivalents at end of year	$ 472,788

Supplemental Disclosures

Cash paid during the year for:	
Interest	$ --
Income taxes	$ 20,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

The common stock of Friedman, Luzzatto & Co. (the "Company") is owned 51% by women and 49% by Carlyle Capital Markets, Inc. ("Carlyle").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(i). Receivables from broker/dealers are from the clearing broker/dealer.

The Company provides municipal bond underwriting nationwide, financial advisory services to state and local governments nationwide, and placement services for municipal equipment lease issues.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Management Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. These differences are detailed in Note 6. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Securities and Other Negotiable Assets

Securities and other negotiable assets (municipal obligations) are reflected at market value which approximates cost.

Note 2 - Related Party

During 2001, the Company incurred transactional expenses for reimbursements of $950,000 payable to Carlyle.

Carlyle provides the Company with some ancillary administrative services and office space. For this service, the Company paid $345,000 during 2001.

During 2001, the Company earned placement and financial advisor fees of $2,053,449 from programs in which Carlyle acted as corporate lessor.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $418,489 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was .15 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 - Preferred Stock

The Series A Preferred Stock entitles its holders to a 4% dividend which compounds annually. No dividends have been declared on the Series A Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock.

The Series B Preferred Stock is on parity with the Series A Preferred Stock. The Series B Preferred Stock entitles its holders to a 4% dividend which compounds annually. No dividends have been declared on the Series B Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock. As of December 31, 2001, $11,058 of cumulative dividends are in arrears on Series B Preferred Stock ($47.46 per share).

FRIEDMAN, LUZZATTO & CO.
Notes to Financial Statements
December 31, 2001

Note 6 - Federal Income Taxes

The provision (benefit) for income tax was composed of the following:

Current:	
Federal	$ 63,715
State	203
	$ 63,918

Reconciliation of net income at expected federal income tax rates to current income tax benefit is as follows:

Expected federal income tax expense	$ 95,055
Effect of change in expect rates	(61,055)
Expected state income tax expense	203
Increase in valuation allowance	(8,800)
	$ 25,403

Note 7 - Due to Broker and Dealer

As of December 31, 2001, the Company was obligated to its clearing broker/dealer in the amount of $1,001,819. The loan was secured by securities owned by the Company that were reflected at a value of $1,015,383 on December 31, 2001. The loan, which bore interest of approximately 3% per annum, was liquidated in January 2002, when the securities were liquidated.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended
December 31, 2001

Schedule I

FRIEDMAN, LUZZATTO & CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 467,773
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		467,773
Deductions and/or charges		
Non-allowable assets:		
Other assets and prepaid expenses	$ (3,300)	
Property and equipment	(3,071)	
Receivable from broker-dealers	(1,088)	(7,459)
Net capital before haircuts on securities positions		460,314
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Money market mutual funds	(8,544)	
State and municipal government obligations	(33,281)	(41,825)
Net capital		$ 418,489

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 63,694
Total aggregate indebtedness	$ 63,694

Schedule I (continued)

FRIEDMAN, LUZZATTO & CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,246
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 318,489
Excess net capital at 1000%	$ 412,120
Ratio: Aggregate indebtedness to net capital	.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

FRIEDMAN, LUZZATTO & CO.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Clearing broker and dealer: First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Friedman, Luzzatto & Co.

In planning and performing our audit of the financial statements and supplemental information of Friedman, Luzzatto & Co. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 14, 2002